[WLRK Letterhead]
VIA EDGAR AND FEDEX
Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A. Registration Statement on Form F-4 Filed on May 7, 2010 File No. 333-166653
Dear Mr. Spirgel:
          On behalf of our client, Promotora de Informaciones, S.A. (“Prisa”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated June 4, 2010, with respect to the above-captioned Registration Statement on Form F-4 (the “Registration Statement”). We have also included in this letter, where applicable, responses forwarded to us by counsel to, and/or representatives of, Liberty Acquisition Holdings Corp. (“Liberty”) regarding the Staff’s comments relating to Liberty.
          With this letter, Prisa is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Please note that in addition to revisions to reflect the disclosure changes responsive to the Staff’s comments, Amendment No. 1, as well as the comment responses where applicable, also reflect the fact that Prisa and Liberty amended and restated their Business Combination Agreement as of August 4, 2010 (as so amended and restated, the “Amended and Restated Business Combination Agreement”). Supplementally, we are delivering to John Zitco of the Division of Corporation Finance five copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement on May 7, 2010. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.
          For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

General
1.	We note that the proposed transactions have been structured so that the approval of Liberty’s warrantholders is a necessary precondition to consummation. It does not appear that such a precondition was disclosed in Liberty’s IPO prospectus (File No. 333-145559). Moreover, the only vote relating to a business combination included in Liberty’s Articles of Incorporation appears to be that of the common shareholders, as detailed in Article V, which states:
“[T]he affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH.”
Finally, we note the disclosure contained in Liberty’s IPO prospectus, which specifically stated:
“The requirement that we seek stockholder approval before effecting our initial business combination therefore may be eliminated only by a vote of our board and the vote of at least 80% of the voting power of our outstanding voting stock. Our sponsors have agreed not to request that the board consider such a proposal to eliminate or amend this provision.”
(page 18 of Liberty’s IPO prospectus)
Please include disclosure in your proxy statement/prospectus with respect to whether the conditioning of your business combination upon the approval of warrantholders, along with the negotiation and recommendation of such by Liberty’s board members, is consistent with Liberty’s Articles of Incorporation as well as the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

Liberty believes that the conditioning of the business combination upon the approval of Liberty’s warrantholders is not inconsistent with Liberty’s restated certificate of incorporation (the “Liberty Charter”) or the disclosure contained in Liberty’s IPO prospectus. The provisions in Article Fifth of the Liberty Charter setting forth the requirements for stockholder approval of a business combination are not, and do not purport to be, the only conditions applicable to the consummation of any one particular business combination. On the contrary, consummation of a business combination, like almost every public or private acquisition, is subject to a number of closing conditions as described in the Registration Statement. The stockholder approval provisions are included in the Liberty Charter because, pursuant to Section 216 of the General

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Corporation Law of the State of Delaware (the “DGCL”), any stockholder voting requirements that are different than the general stockholder vote requirements set forth in such Section 216 must be contained either in the certificate of incorporation or bylaws of a Delaware corporation such as Liberty. There is no such requirement under the DGCL with respect to closing conditions in connection with a business combination generally, and it would not be typical for such conditions to be contained in a corporation’s charter or bylaws. Moreover, the rights of Liberty’s warrantholders, including the rights to consent to an amendment to the terms of the warrant agreement such as that proposed in connection with the business combination, are established by contract, not in the Liberty Charter (Section 157 of the DGCL provides that rights and options to acquire capital stock are to be evidenced by or in “such instrument or instruments as shall be approved by the board of directors”).

Likewise, Liberty’s IPO prospectus described the stockholder vote requirement because that requirement was a known condition to the consummation of any business combination and was contained in the Liberty Charter. The closing condition that the Liberty warrantholders consent to the amendment of the terms of the Liberty warrants was a negotiated term specific to the proposed business combination with Prisa. The amendment is necessary to effect the warrant exchange at closing which, as disclosed in the Registration Statement (including on page xii), was agreed by the parties in order to reduce the dilutive effect of the Liberty warrants. Liberty believes that the imposition of this closing condition is consistent with the disclosure in Liberty’s IPO prospectus, as a Liberty investor would expect that any business combination would include numerous closing conditions specific to the negotiated transaction.

Liberty also notes that a number of business combinations involving special purpose acquisition companies that have been completed and/or proposed in the last year have required warrantholders to approve amendments to the applicable company’s outstanding warrants as conditions to the business combinations, including Alternative Asset Management Acquisition Corp., Capitol Acquisition Corp., Enterprise Acquisition Corp., Inter-Atlantic Financial, Inc., Secure America Acquisition Corporation, SP Acquisition Holdings Corp. and Stone Tan China Acquisition Corp.

In response to the Staff’s comment, Liberty has revised the disclosure on pages ix and 60-61 to state its belief that the conditioning of the business combination upon the approval of warrantholders is not inconsistent with the Liberty Charter or Liberty’s IPO prospectus.

2.	We note the disclosure throughout this document that, in order to “preclude” 30% or more of the total number of shares issued in Liberty’s IPO from voting against the business combination proposal and validly exercising their redemption rights with respect to their shares, Liberty, Liberty’s sponsors and/or their respective affiliates may seek to negotiate agreements providing for the purchase of shares of Liberty common stock by these persons or third party investors from Liberty stockholders that indicate their intention to exercise such redemption rights, and/or

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

providing for the purchase of warrants of Liberty by such persons or third party investors from Liberty warrantholders that indicate their intention to withhold their consent to the warrant amendment proposal.

However, the inclusion of the 30% limitation in Liberty’s IPO prospectus and Articles of Incorporation would appear to be fundamental aspects of Liberty’s IPO, and it does not appear that either document provided for actions to “preclude” operation of the 30% limit.

Please include disclosure in your proxy statement/prospectus with respect to whether the proposed actions by Liberty, Liberty’s sponsors and/or their respective affiliates are consistent with Liberty’s Articles of Incorporation and the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.

3.	We note that the proposed transactions have been structured so that Liberty’s sponsors will not be required to complete their co-investment obligations. However, the co-investment obligation of Liberty’s sponsors (approximately $120 million, as disclosed on page three of Liberty’s IPO prospectus) appears to have been a fundamental aspect of Liberty’s IPO:
“co-investment demonstrates our sponsors’ commitment of significant capital on the same terms as our public stockholders, which helps differentiate our sponsors from the sponsors of other similar blank check companies.”
(page three of Liberty’s IPO prospectus)
Moreover, the $120 million co-investment by Liberty’s sponsors was also included in Article V of Liberty’s Articles of Incorporation (and thus, as noted above, not possible to be amended, altered, or repealed without the approval by 80% of Liberty’s common shareholders).

Please include disclosure in your statement/prospectus with respect to whether the structuring of your business combination without the co-investment requirement by Liberty’s sponsors is consistent with Liberty’s Articles of Incorporation as well as

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

Liberty does not believe that the waiver by Liberty of the sponsors’ co-investment obligations is inconsistent with the Liberty Charter or the disclosure in Liberty’s IPO prospectus. The Liberty Charter is not the operative document governing the sponsors’ co-investment obligations. Rather, the co-investment requirements are contractual obligations between each of the sponsors and Liberty, pursuant to Amended and Restated Sponsor’s Warrant and Co-Investment Units Subscription Agreements dated December 6, 2007. As such, Liberty is entitled, as a matter of contract law, to waive the sponsors’ obligations under these agreements. The reference to the co-investment in Article Fifth of the Liberty Charter is simply part of the definition of what constitutes a “Business Combination” for purposes of the Liberty Charter, e.g., acquisition of a business with a fair market value of at least 80% of the trust fund plus the proceeds of the co-investment. If there is no co-investment, then there are no co-investment proceeds to include in making such determination, and the 80% test is based only on the amount of the trust fund. The waiver of the sponsors’ co-investment obligations does not require any amendment to Article Fifth (or any other provision) of the Liberty Charter.

Liberty’s waiver of the sponsors’ co-investment obligations is not inconsistent with the disclosure in Liberty’s IPO prospectus, including the disclosure cited by the Staff, to the effect that the obligations are evidence of the sponsors’ commitment of significant capital on the same terms as Liberty’s public stockholders. The waiver in connection with this proposed business combination does not change the fact that the sponsors did agree to invest additional funds on the same terms as the investors in the IPO, thereby evidencing their commitment. Furthermore, the disclosure in the IPO prospectus also makes clear that the purpose of the sponsors’ co-investment was to provide Liberty with additional equity capital with which to complete a business combination. The proposed business combination with Prisa does not require any additional equity capital; in fact, it was a requirement of Prisa that Liberty waive the co-investment obligations, in order to reduce the potential dilution to Prisa’s stockholders upon the consummation of the business combination (as noted in the Registration Statement, including on pages xx and 256).

Liberty’s independent directors also approved the waiver of the co-investment obligation as being in the best interest of Liberty. As the obligation was to buy Units (consisting of both common stock and warrants), the exercise of the co-investment would have further diluted the benefits of the proposed Prisa business combination to the public stockholders of Liberty.

In response to the Staff’s comment, Liberty has revised the disclosure on page xx to state its belief that the waiver of the sponsors’ co-investment obligations is consistent with the Liberty Charter and Liberty’s IPO prospectus.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

4.	We note that the proposed transactions have been structured so that cash payment to Liberty’s warrantholders is an effective precondition to consummation. It does not appear that such a precondition was disclosed in Liberty’s IPO prospectus. We also note that you disclose Liberty’s sponsors to beneficially own approximately 32.3% of the total outstanding warrants.

Please include disclosure in your proxy statement/prospectus with respect to whether the conditioning of your business combination upon cash payment to warrantholders is consistent with Liberty’s Articles of Incorporation as well as the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

Liberty believes that the cash payment to warrantholders is not inconsistent with the Liberty Charter or the disclosure in Liberty’s IPO prospectus. The Liberty Charter does not govern the use of proceeds in the trust fund, other than to provide for the redemption rights of Liberty’s stockholders, and the right of Liberty’s stockholders to receive distributions from the trust fund if a business combination is not completed. Neither of those provisions is implicated by the proposed payments to warrantholders. In addition, those provisions in the Liberty Charter apply only until a business combination is consummated, whereas the payments to warrantholders are part of, and would be paid only upon consummation of, the proposed business combination. The payment is also consistent with the terms of the Investment Management Trust Agreement, which governs the trustee’s retention of the trust fund. That Agreement requires the trustee to disburse the trust fund to the account or accounts designated by Liberty upon consummation of a business combination; payment of a portion of the trust fund to warrantholders as part of such a disbursement is wholly consistent with that requirement. Finally, the proposed payments are consistent with the disclosure in the IPO prospectus, which describes the unavailability of the trust funds for any purpose (with limited exceptions) unless and until a business combination is consummated, but describes broad rights of Liberty to use the trust fund proceeds released to it upon the consummation of a business combination (as will be the case here), including to pay all or a portion of the purchase price for the business combination and for general corporate purposes.

In response to the Staff’s comment, Liberty has revised the disclosure on pages ix and 60 to 61 to state its belief that the conditioning of the business combination upon cash payments to warrantholders is not inconsistent with the Liberty Charter or Liberty’s IPO prospectus.

5.	We note that the proposed transactions have been structured so that the transfer restrictions that the founders agreed to in connection with the IPO will no longer be required. However, as disclosed on page eight of Liberty’s IPO prospectus, each of your founders agreed not to sell, assign or otherwise transfer, directly or indirectly,

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

any of its founders’ units, founders’ common stock or founders’ warrants (including the common stock to be issued upon exercise of the founders’ warrants) until one year from the date of the consummation of a business combination.

Please include disclosure in your proxy statement/prospectus with respect to whether each of the share exchange in general, and the cash payments to warrantholders is consistent with the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

Liberty does not believe that the disclosure in the proxy statement/prospectus regarding the share exchange and the warrant exchange is inconsistent with the disclosure contained in Liberty’s IPO prospectus regarding the founders’ lock-up arrangements. The proposed business combination is structured such that all outstanding Liberty shares and warrants will automatically be exchanged for the share consideration and the warrant consideration. In the case of the outstanding shares, this will occur as a matter of law upon the closing of the share exchange. Liberty does not believe that the lock-up arrangements described in the IPO prospectus were intended to preclude the founders from participating in an exchange of securities as part of a business combination (similar to the treatment of shares in a merger transaction), and Liberty believes that a reasonable investor would read the lock-up description in the IPO prospectus consistent with that understanding. Furthermore, the lock-up arrangements, to the extent applicable to the exchange of securities in connection with the business combination, are contractual obligations that may be waived by Liberty’s underwriters, which the underwriters have done.

In response to the Staff’s comment, Liberty has revised the disclosure on page xxi to state its belief that the transaction structure is consistent with the disclosure of the lock-up arrangements described in Liberty’s IPO prospectus.

6.	We note your disclosure that, following the completion of the business combination, Prisa’s bylaws will require a 75% supermajority shareholder vote (page 39) and that the business combination agreement provides that Prisa will not issue any portion of the share consideration if the issuance would cause Prisa’s existing controlling shareholder group to hold, directly or indirectly, less than 30% of Prisa’s Class A ordinary shares on a fully diluted basis (page vi). As a result, the terms of the proposed transaction appear to provide for Prisa’s existing controlling shareholder group to continue its control of the company. However, page four of Liberty’s IPO prospectus stated that it would “not become a holding company for a minority interest in a target business” and your proxy statement/prospectus makes it clear that Prisa is a holding company.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Please include disclosure in your statement/prospectus with respect to whether the conditioning of your business combination upon terms so as to allow Prisa’s current controlling shareholder group to retain control of Prisa post-transaction is consistent with the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

The Amended and Restated Business Combination Agreement eliminates the provision limiting the share consideration to be issued by Prisa if the issuance would cause Prisa’s existing controlling shareholder group to hold, directly or indirectly, less than 30% of Prisa’s Class A ordinary shares on a fully diluted basis and, accordingly, the parties have revised the disclosure in the letter to stockholders and warrantholders and on pages x, 5 and 83 to reflect this change. Liberty notes that the Amended and Restated Business Combination Agreement continues to include a closing condition for the benefit of Prisa to the effect that Prisa’s existing controlling shareholder group continue to hold at least 30% of the Prisa Class A ordinary shares on a fully diluted basis after giving effect to specified transactions part of, or related to, the business combination. Liberty believes that the structure of the business combination, pursuant to which it is expected that the above-referenced closing condition will be satisfied, is consistent with the disclosure contained in Liberty’s IPO prospectus. Under the proposed structure, Liberty will not become a holding company for a minority interest in a target business. In fact, Liberty will not become a holding company at all. The stockholders of Liberty will become shareholders of Prisa, which owns its operating subsidiaries. Liberty believes that this is consistent with the disclosure on page 4 of the IPO prospectus, which states that Liberty will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses. The purpose of this language was to ensure that after a business combination the holders of Liberty common stock would be holders of an entity that would be an operating business for financial reporting purposes and not holders of an entity that held only a minority interest in operating businesses. The fact that Prisa’s existing controlling shareholder group is expected to continue to own a significant percentage of Prisa’s outstanding equity securities does not alter this analysis.

In response to the Staff’s comment, Liberty has revised the disclosure on page 6 to state its belief that the transaction structure is consistent with the disclosure contained in Liberty’s IPO prospectus.

7.	We note that the proposed transactions have been structured so as to provide for the reincorporation of Liberty as a Virginia corporation, along with a new set of Articles of Incorporation, attached as Annex E to your proxy statement/prospectus. However, the proposed articles of Liberty Virginia are not the same as Liberty’s existing articles which, as noted above, require the approval of 80% of its common shareholders to approve changes prior to the consummation of a business consummation.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Please include disclosure in your proxy statement/prospectus with respect to whether the proposed reincorporation of Liberty into Liberty Virginia is consistent with Liberty’s Articles of Incorporation and the disclosure contained in Liberty’s IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

Response: Liberty supplementally advises the Staff as follows:

Liberty believes the proposed reincorporation of Liberty into Liberty Virginia is consistent with the Liberty Charter and the disclosure in Liberty’s IPO prospectus. No amendment to the Liberty Charter is required or will be effected in order to consummate the proposed reincorporation. Liberty will be merged with and into Liberty Virginia under the applicable provisions of the DGCL and the Virginia Stock Corporation Act, pursuant to which the Liberty Virginia charter will become the charter of the surviving corporation in the merger. Furthermore, the reincorporation merger will only occur as part of the business combination; it will not occur prior to the business combination and, accordingly, the 80% amendment provisions contained in the Liberty Charter would not apply in any event. The only Liberty stockholder approval required to effect the reincorporation merger is the general approval requirements in the Liberty Charter with respect to an initial business combination, e.g., that a majority in voting power of the outstanding shares of Liberty’s capital stock vote to approve a business combination, which is the same vote required for the reincorporation merger under Section 253 of the DGCL. In addition, the articles of incorporation of Liberty Virginia to be effected upon the consummation of the reincorporation merger contain comparable provisions to those contained in the Liberty Charter with respect to approval of an initial business combination, including provisions equivalent to those contained in Article Fifth of the Liberty Charter.

In response to the Staff’s comment, Liberty has revised the disclosure on pages 5 and 82 to state its belief that the proposed reincorporation merger is consistent with the Liberty Charter and the disclosure contained in Liberty’s IPO prospectus.

8.	Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal does not require registration under the Securities Act of 1933. It does not appear that the exchange of shares in connection with the reincorporation would be within the change of domicile exception of Rule 145(a)(2), which requires that the “sole purpose of the transaction is to change an issuer’s domicile solely within the United States.” In this regard, we note several other objectives of the proposed reincorporation, including, but not limited to, a decrease in the number of shares participating in the share exchange and fulfillment of conditions to the merger agreement, as noted above.

Response: In response to the Staff’s comment, Prisa and Liberty respectfully offer the following legal analysis, which concludes that Rule 145 promulgated under the Securities

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Act of 1933 does not require registration of the issuance of Liberty Virginia shares in connection with Liberty’s reincorporation from Delaware to Virginia:

First, the language of Rule 145 and its underlying policy support the conclusion that, as a single plan of reorganization, the business combination transaction does not involve an “offer” or “sale” of Liberty Virginia’s shares within the scope of Rule 145 separate from the offer and sale of Prisa’s shares. The preliminary note to Rule 145 states that “an ‘offer’ . . . or ‘sale’ occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis added). The substance of the investment decision to be made by Liberty’s stockholders in voting on the business combination proposal, with regard to Prisa’s securities, is an election whether to accept Prisa shares in exchange for their Liberty shares. Any view that Liberty’s stockholders are electing to “accept” Liberty Virginia shares within the meaning of the preliminary note to Rule 145 is unduly formalistic and overlooks the nature of this transaction. Nor is the registration of the Liberty Virginia shares under the Securities Act necessary to achieve the objectives of Rule 145, namely “[t]o provide full and fair disclosure of the character of the securities sold in interstate commerce. . .” and “to inhibit the creation of public markets in securities of issuers about which adequate current information is not available to the public.” In this regard, we note that during the transitory moments after the intermediate reincorporation step and pending the share exchange, the Liberty Virginia shares will not be traded or available for trading. Most significantly, the issuance of the Prisa shares, which will trade upon the completion of the transaction, in a registered offering is what Rule 145’s objectives demand and what is accomplished through Prisa’s registration statement.

Second, even if the issuance of Liberty Virginia shares in the reincorporation merger were to be viewed as an offer or sale within the scope of Rule 145, the “change of domicile” exception of Rule 145(a)(2) applies. As disclosed at page 82, the purpose of the reincorporation merger is to change Liberty’s state of incorporation from Delaware to Virginia. As a Virginia corporation, Liberty Virginia may undertake a statutory share exchange pursuant to Section 13.1-717 of the Virginia Stock Corporation Act, a statutory form of transaction not available to a Delaware corporation under the Delaware General Corporation Law. This is the sole purpose for the reincorporation merger. The Staff has taken numerous no-action positions regarding the availability of the 145(a)(2) exception with respect to changes in domicile despite the inherent differences between the legal regimes of two states. See, e.g., no-action letters in Southwestern Energy Company (available June 29, 2006), Adolph Coors Company (available August 25, 2003) and General Electric Capital Corporation (available July 26, 2000). Applying the same reasoning in this case, the fact that Delaware does not provide for a statutory share exchange should not render the change of domicile exception unavailable absent an impermissible purpose.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Prisa and Liberty respectfully submit that there are no objectives of the reincorporation other than changing Liberty’s state of incorporation from Delaware to Virginia. The parties do not understand the Staff’s observation that decreasing the number of shares participating in the share exchange is an objective of the reincorporation. Page 81 states that “each share of Liberty common stock then issued and outstanding . . . will convert automatically into one share of Liberty Virginia stock . . . [and] each share of Liberty preferred stock then issued and outstanding . . . will convert automatically into one share of Liberty Virginia preferred stock of the same series . . .” Thus the number of shares of Liberty Virginia stock outstanding following the reincorporation merger will equal the number of shares of Liberty stock outstanding prior to, and converted in, the reincorporation merger.

Further, Prisa and Liberty do not concur with the Staff’s assessment that the fulfillment of conditions to the merger agreement is an objective of the proposed reincorporation. In this regard, we note that the reincorporation merger is itself a fundamental step of the business combination and would be effected only if all conditions precedent to the business combination have been satisfied or waived. Thus, insofar as the reincorporation occurs at a time after the conditions have been satisfied, it does not itself serve to satisfy, or otherwise serve an objective of satisfying, any conditions precedent.

For the reasons discussed above, Prisa and Liberty conclude that (i) Rule 145(a)(2) requires only the registration of the issuance of the Prisa shares in connection with the business combination transaction and not of shares to be issued in an intermediate step of a single plan of reorganization in which Liberty’s security holders are electing whether or not to accept Prisa securities, and (ii) that even if Rule 145(a)(2) does apply to the reincorporation merger, the sole purpose of the reincorporation is to change Liberty’s domicile from Delaware to Virginia and, therefore, the “change of domicile” exception applies.

We respectfully draw the Staff’s attention to two comparable transactions involving a business combination between a Spanish corporate acquirer and a U.S. domiciled target corporation effected through an intermediate reincorporation of the U.S. target corporation to Virginia by way of a subsidiary merger, immediately followed by a statutory share exchange effected under Virginia corporate law and applicable Spanish corporate law. In the case of both the acquisition of Compass Bancshares, Inc. by Banco Bilbao Vizcaya Argentaria, S.A. (Reg. Stmt. No. 333-141813) and the acquisition of Sovereign Bancorp, Inc. by Banco Santander, S.A. (Reg. Stmt. No. 333-155413), the Spanish issuer registered the exchange of its shares for the target’s shares; however, presumably under a similar analysis as reflected in this response, the target subsidiary formed to effect the reincorporation merger was not required to register the issuance of its shares in the intermediate reincorporation merger.

9.	Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to the offers and/or purchases by or arranged by Liberty, Liberty’s sponsors and/or their respective affiliates. Please

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

note that we will refer your response to the Division of Corporation Finance’s Office of Mergers and Acquisitions.

Response: As noted in the response to comment No. 2, Liberty supplementally advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.

10.	It appears that the Business Combination Proposal contains several items that should be disclosed separately. Please refer to Rule 14a-4(a)(3) of the Exchange Act of 1934. Specifically identify the individual proposals that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A.

Response: Liberty supplementally advises the Staff that it respectfully disagrees that the unbundling requirements of Rule 14a-4(a)(3) are applicable, and that they believe that the Business Combination Proposal constitutes one matter within the meaning of the rule. Although the proposed business combination includes two steps, the reincorporation merger and the share exchange, these steps together constitute one integrated transaction. The reincorporation merger will occur only if the overall business combination is approved and the share exchange will be completed. Likewise, the share exchange can, as a matter of law, only occur if the reincorporation merger occurs. Liberty believes that treating these two steps as one distinct matter to be voted upon is consistent with the Staff’s analysis in the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004). The Staff notes in the Fifth Supplement that it is common in merger and acquisition transactions for the parties to form a new entity to act as the acquisition vehicle, and indicates that where material changes to the company’s charter are being included in the new company’s governing instruments, unbundling is required. Unbundling is not required, however, when the company whose stockholders are voting already had the same or comparable provisions in its charter or bylaws before the transaction was negotiated. In this case, the articles of incorporation of Liberty Virginia have comparable provisions to the Liberty Charter (including equivalent shareholder protection provisions), and unbundling is therefore not required with respect to the reincorporation merger, the only purpose of which is to change the domicile of Liberty, following which Liberty Virginia may avail itself of the VSCA provisions providing for a statutory share exchange with Prisa.

11.	Please include the sections entitled “About this Proxy Statement/Prospectus,” “Currencies,” “Important Information About GAAP and Non-GAAP Financial Measures,” and “Industry and Market Data” within the text of your proxy statement/prospectus. At present, they are filed between the Liberty Letter to Stockholders and Warrantholders and Notice of Special Meeting.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Response: In response to the Staff’s comment, Prisa has revised the Registration Statement to move the above-referenced sections immediately following the table of contents of the proxy statement/prospectus. These sections now appear on pages v through vii.

12.	We note the statement on page 74 that Prisa has not yet called a general shareholders meeting to propose the capital increase in-kind required to issue the share consideration and the amendment of its organizational documents to permit the capital increase in-kind. As a result, it does not appear that the business combination may be effected. Please revise your proxy statement/prospectus in all appropriate locations to highlight this fact.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 79 and on pages xx and 55 to indicate that the business combination may not be effected legally prior to receipt of approval from Prisa’s shareholders.
Industry and Market Data
13.	We note the statement that Prisa makes no representation as to the accuracy or completeness of certain information, nor has it independently verified such, inclusive of information it has derived from its own internal estimates. All such projections must have a reasonable basis for inclusion within the proxy statement/prospectus. Please revise accordingly.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page vii.
Notice of Special Meeting
Questions and Answers About the Business Combination Agreement and Warrant Agreement Amendment..., page v
Q:	What matters will warrantholders act on at the special meeting..., page vi

14.	Revise to state in this location and elsewhere as appropriate the amount of cash consideration to be provided to warrantholders, in the aggregate and with respect to your sponsors and founders.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on pages ix, 9, 51 and 60 to state the amount of cash consideration to be provided to its warrantholders, in the aggregate and with respect to its sponsors’ warrants and founders’ warrants.

15.	We note your disclosure that Liberty and Prisa will agree to a “mechanism” to ensure that Prisa’s existing controlling shareholder group will retain its control. Please revise to disclose how such a mechanism may be structured. Revise to clarify

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

how such a mechanism would work in conjunction with the “incentives” to be paid to certain shareholders to vote in favor of the transaction. Revise to explain how you will disclose to shareholders the material terms of such a “mechanism.”

Response: We respectfully advise the Staff that the Amended and Restated Business Combination Agreement eliminates the provision providing for Liberty and Prisa to agree to a mechanism to ensure that Prisa’s existing controlling shareholder group will retain its control. Accordingly, the parties have revised the disclosure in the letter to stockholders and warrantholders and on pages ix , x, 5 and 83 to reflect this change.

Q:	What are the terms of the Prisa Class B convertible non-voting shares..., page vi

16.	Please revise to disclose what the annual dividend would have been for the last three years.

Response: We note that the Amended and Restated Business Combination Agreement revises, among other terms, the dividend provisions of the Prisa Class B convertible non-voting shares. In response to the Staff’s comment and to reflect the modified dividend provisions, Prisa has revised the disclosure located on page xiii to indicate that, assuming the maximum number of Prisa Class B convertible non-voting shares are issued in the business combination (approximately 403 million shares), the annual dividend for the Prisa Class B convertible non-voting shares for 2007, 2008 and 2009 would have amounted to €70.5 million each year. Since in 2008 and 2009 Promotora de Informaciones, S.A. would not have had enough distributable profit to pay the €70.5 million annual minimum dividend in full to the Prisa Class B convertible non-voting shares, the portion of the minimum dividend that would have been unpaid due to the lack of enough distributable profits would have been paid out of a charge against the premium reserve created as a consequence of the issuance of the Prisa Class B convertible non-voting shares (€33.3 million and €70.5 million in 2008 and 2009, respectively).

Q:	What happens if the business combination agreement is terminated..., page xiv

17.	Please revise to clarify how the actual per-share liquidation price could be less than $9.87.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page xx to clarify how the actual per-share liquidation price could be less than $9.87.

Q:	Did Liberty’s board of directors make a determination as to the value of Prisa? page xv

18.	Please revise this disclosure to include the board’s determination of Prisa’s enterprise value of approximately $8 billion as disclosed on page 58.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page xxi to include the board’s determination of Prisa’s enterprise value of approximately $8 billion.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Reasons for the Business Combination, page three
Liberty’s Reasons for the Business Combination, page three
19.	Please revise to supply the basis of Liberty’s board’s assumption that Prisa will successfully restructure its existing debt and complete the proposed asset dispositions in the manner described in the proxy statement/prospectus. We note that you disclose that the terms and conditions of such asset dispositions will not even be determined until after the consummation of the proposed business combination (page 75), that the sale of Media Capital failed due to antitrust issues (page 14), and that the completion of a sale of or public offering by Media Capital by December 31, 2010 are conditions to the extension of the maturity of the bridge loan agreement (page 14).

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on pages 3 to 4 and 70 to clarify the Liberty board’s consideration of the requirement that Prisa successfully restructure its existing debt and complete the proposed asset dispositions in the manner described in the proxy statement/prospectus.
Potential Actions by Liberty and the Liberty Sponsors to Secure the Requisite Stockholder and Warrantholder Approvals, page 12
20.	Please revise in this section and page 64 to detail the types of incentives possible, including all such incentives used by entities in which your officers and directors have been or are involved, as we note that several of your officers and directors have been or are part of other SPAC management teams.

Response: Liberty respectfully advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.

21.	We note your disclosure in this section and on page 64 that agreements of this nature would be entered into and effected only at a time when the party purchasing the shares of Liberty common stock or Liberty warrants is not in possession of any material nonpublic information regarding Liberty, Prisa, their respective securities or the proposed business combination. Revise to clarify how Liberty plans to disclose such arrangements as it would appear that any non-public activity by Liberty and/or Prisa insiders relating to efforts “to preclude the possibility of Liberty being prohibited from consummating the business combination” would be material non-public information.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Response: Liberty respectfully advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.

22.	Please revise in this section and page 64 to clarify if there is any limitation on the price you would offer to repurchase the shares. If you will offer a price greater than the conversion price, please state so.

Response: Liberty respectfully advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.

23.	Please revise in this section and page 64 to clarify how Liberty will select which shareholders to purchase shares from. Also, clarify if Liberty will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and have made their conversion demands.

Response: Liberty respectfully advises the Staff that the referenced disclosure has been removed from Amendment No. 1 at pages 11 and 78 in light of the amendments reflected in the Amended and Restated Business Combination Agreement and the inclusion of a cash election feature in the business combination available to all of Liberty’s public stockholders. Liberty further confirms to the Staff that Liberty’s sponsors and/or their respective affiliates are not seeking to negotiate the possible agreements discussed in the eliminated disclosure.
Recent Developments, page 13
24.	Here, and throughout your document, revise to provide consistent reference between € and $.

Response: In response to the Staff’s comment, Prisa has revised the disclosure on page 14 to reflect the amount of proceeds received by Prisa from the Santillana transaction in dollars instead of euros. We respectfully submit to the Staff that Prisa and Liberty have, elsewhere in the proxy statement/prospectus, sought to be consistent in the use of dollars and euros. Prisa and Liberty have purposefully denominated all monetary amounts in a

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

specific currency (i.e., either dollars or euros) in order to provide what they believe is the most meaningful disclosure to the reader. The majority of the information relating to Prisa has been denominated in euros as it is the principal currency in which Prisa operates and reports its financial results. However, in instances where the specific circumstances make the disclosure of amounts in dollars more meaningful, Prisa has presented such information in dollars. For example, where the terms of a contract to which Prisa is a party specify amounts to be paid in euros, Prisa’s description of that contract and any related disclosure in the proxy statement/prospectus references those amounts in euros so as not to mislead the reader by describing the amount in dollars, as this number will fluctuate with changes in the dollar-to-euro exchange rate. Prisa believes, in many cases, that it would be potentially misleading to provide the reader with a conversion of the amounts denominated in euros to dollars as of a particular date considering the significant recent fluctuation of the dollar-to-euro exchange rate. Information about Liberty and Liberty Virginia has been disclosed in dollars as it is the principal currency in which Liberty operates and reports its financial results. Prisa and Liberty have also provided historical exchange rate information on page 30 in order to assist the reader in considering the potential effect of changes in exchange rates between currencies.
Asset Dispositions, page 14
25.	Please revise to disclose the minimum amount of public offering (if any) by Media Capital necessary to extend the maturity of the bridge loan agreement from July 30, 2010 to May 19, 2013.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 14 to indicate that the refinancing master agreement with Prisa’s lenders, in the case that Prisa decides to carry out a public offering instead of a direct sale of a minority stake, does not stipulate a minimum amount of public offering by Media Capital necessary to extend the maturity date of the bridge loan agreement.
Risk Factors, page 29
“Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature.”, page 33
26.	Please revise this risk factor to break out the growth rates and declining demand that typify Prisa’s principal lines of business, including, but not limited to, its press, radio, education, audiovisual, digital, media distribution, advertising and publishing operations.

Response: In response to the Staff’s comment, Prisa has revised the disclosure beginning on page 37 to include the following:
Advertising revenues represent a significant portion of Prisa’s revenue. According to March 2010 Zenith Optimedia estimates, advertising expenditure in Spain is

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

expected to grow by 0.4%, 4.5% and 7.1% in 2010, 2011 and 2012 respectively, which represents a 4.0% compound annual rate for 2010-2012. This same source estimates that advertising expenditure in television in Portugal will grow by 2.6%, 4.1% and 9.1% in 2010, 2011 and 2012 respectively and advertising expenditure in radio in Latin America will grow by 5.5%, 3.6% and 6.2% in 2010, 2011 and 2012 respectively.
According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2009-2013 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 12.5% compound annual rate. However, daily newspaper unit paid circulation in Spain is expected to decline by 0.4% compound annual rate.
Regarding the total spending in the print educational book market, the report shows that Spain is the only country in Western Europe expected to grow in this period 2009-2013 (+1.3%). In Latin America, the report expects a 0.8% compound annual rate over the same period.
In relation to the pay television subscription market, the report states that the strong competition in the sector has cut into subscription TV household growth during the past three years in the EMEA (Europe, Middle East and Africa) region. Also the deteriorating economic environment is expected to further cut into subscription household growth, with a slower take-up rate for new subscriptions and cutbacks in premium services, pay-per-view and video-on-demand. In 2010, the growth in subscription TV household in the EMEA region is expected to reach 1.9%. As economic conditions improve, the report expects a 4.2% increase in 2011 and more than a 5% increase during 2012-2013 in this region.
“Liberty expects to incur significant costs...”, page 39
27.	Please revise your risk factor discussion to disclose the current amount of expenses individually and in the aggregate.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 44 to disclose the current approximate amount of aggregate expenses incurred by Liberty.
“You may be held liable for claims by third parties...”, page 43
28.	Please revise to disclose all vendors that have not executed waivers.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 49 to clarify that all vendors, other than certain of its professional advisors, have executed waivers.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Redemption Rights, page 49
29.	Please revise to explain the purpose of delivering shares through the DWAC system in order to effect a shareholder’s redemption rights. Revise to clarify your description of the $35 cost associated with such procedure as “nominal” in light of the $10 IPO sales price of Liberty units.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 57 to (i) explain the purpose of delivering shares through the DWAC system in order to effect a shareholder’s redemption rights and (ii) remove the reference to “nominal” in its description of the $35 cost associated with such procedures.
Background of the Business Combination, page 54
30.	We note your disclosure that Liberty arose as a potential investor for Prisa due to previous relationships among representatives of Liberty, Violy and Prisa. Please revise to disclose the date of first discussion relating to any possibility of a transaction between Liberty and Prisa by or between any of such parties.

Response: In response to the Staff’s comment, Prisa and Liberty have revised the disclosure located on page 63 to include the date of the first discussion relating to a possible transaction between Liberty and Prisa and to note that the previous relationships did not result in any discussions between Liberty and Prisa.

31.	We note the multiple references to various presentations related to the proposed business combination provided to Liberty and Prisa in this section. Please furnish such reports, opinions or appraisals as exhibits to the Form S-4.

Response: In response to the Staff’s comment, Liberty supplementally advises the Staff that the referenced presentations from Liberty’s financial advisor and legal counsel were customary informational presentations regarding, in general, the terms of the transactions documents (as described fully in the Registration Statement), publicly available information about Prisa and due diligence matters. Liberty believes that the information and findings presented to the board and referenced in the Registration Statement are not of the type of reports, opinions or appraisals intended to be covered under Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A.

32.	Please revise your disclosure in this section to detail the changes to the terms of the transaction made in each amendment of the business combination agreement.

Response: In response to the Staff’s comment, the parties have revised the section “Background of the Business Combination” on pages 66 through 69 to clarify that the first and second amendments to the business combination agreement changed only the date on which Liberty would have the right to terminate the agreement if Prisa were unable to reach agreement on restructuring with its lenders, to detail the material changes

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

to the terms of the transaction made in the third amendment and those reflected in the Amended and Restated Business Combination Agreement.
Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors, page 58
33.	We note the disclosure that Liberty’s board determined the enterprise value of Prisa prior to the contemplated business combination as reflecting an enterprise value of approximately $8 billion, based on “Based upon reported Prisa financial statements and the price of Prisa shares at the time of execution of the business combination agreement.” Please revise to disclose whether, and if so, how, the board considered the amount of Prisa’s outstanding debt and the status of restructuring such debt in arriving at the $8 billion valuation.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 70 to disclose how the board considered the amount of Prisa’s outstanding debt and the status of restructuring such debt in arriving at the $8 billion valuation.

34.	Please revise to detail how Liberty’s board considered each one of the interests of Liberty’s directors and executive officer in the business combination, different from, or in addition to, the interests of Liberty stockholders and warrantholders generally and how such interests did not outweigh the advantages of the business combination.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on pages 71 and 72 to detail how Liberty’s board considered the interests of Liberty’s directors and executive officer in connection with the business combination.

35.	Please revise to disclose whether, and if so, how, Liberty’s board considered each of the apparent discrepancies between the form of business combination structured and Liberty’s IPO prospectus and Articles, as noted in comments one through seven, above.

Response: Liberty supplementally advises the Staff that, for the reasons discussed in the responses to comments one through seven above, it does not believe that the form of the proposed business combination is inconsistent with the Liberty Charter or Liberty’s IPO prospectus. In response to the Staff’s comment, Liberty has revised the disclosure on page 74.

36.	Please revise to clarify the statement in (iii) relating to Liberty’s board’s determination not to obtain a fairness opinion, disclosing the factors the board considered relevant for Liberty stockholders’ consideration and an explanation of how the board believed that the value of the business combination would be tested by stockholders. Your revised disclosure should detail the options and limitations of Liberty stockholders in effecting the test.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on pages 72 and 73 to clarify the statement in (iii) relating to Liberty’s board’s determination not to obtain a fairness opinion.

37.	Please disclose in more detail the consideration Liberty’s board of directors gave to whether or not to retain a financial adviser to provide a fairness opinion, including the factors, both positive and negative, the board discussed. Further, please elaborate on the requisite experience and knowledge the board possessed on which it believed it could rely to reach the conclusions regarding the advisability and fairness of the business combination agreement without obtaining such an opinion.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on pages 73 and 74 to disclose in more detail the consideration Liberty’s board of directors gave to whether or not to retain a financial adviser to provide a fairness opinion and to elaborate on the requisite experience and knowledge the board possessed on which it believed it could rely to reach such conclusions without obtaining such an opinion.

38.	Expand your disclosure regarding Liberty’s board of directors’ consideration of the recent trading price of Prisa’s ordinary shares, including the actual prices considered, including, but not necessarily limited to those cited on page 25, and why the board did not believe that the prices fully reflect the value of Prisa. We note, for example, your reference to a “limited number of publicly-held shares as a result of the large percentage of outstanding shares held by Prisa’s current controlling shareholder group,” and it appears that the presence of such a control group may be a factor in valuation and lower valuation in particular. You should address the board’s consideration of these factors, taking into account the fact that this control group will continue a control function, with the mechanism to maintain a 30% threshold.

Response: In response to the Staff’s comment, Liberty has expanded the disclosure located on page 74 regarding Liberty’s board of directors’ consideration of the recent trading price of Prisa’s ordinary shares and why the board did not believe that the prices fully reflected the value of Prisa.

39.	Please revise to disclose whether, and if so, how, Liberty’s board considered that the exchange ratios are fixed and will not fluctuate based upon changes in the market price of Prisa ordinary shares between the date of the business combination agreement and the date the parties complete the business combination. Please disclose how this may affect the value received by Liberty stockholders in your seventh bullet on page 59, regarding “the attractive valuation” to be received.

Response: In response to the Staff’s comment, Liberty has expanded the disclosure located on page 71 regarding Liberty’s board of directors’ consideration of the fixed exchange ratios, and the effect of the fixed exchange ratios on the value received by Liberty stockholders.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

40.	We note that “[i]n determining that the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders, Liberty’s board of directors utilized objective standards generally accepted by the financial community,” including “potential future revenues” and “projected future growth of Prisa’s businesses,” among other factors. You make reference to Prisa’s “robust growth potential” and “significant growth potential” on page x and its “growth prospects” and “significant growth potential” on page 3, among other locations. However, risk factors involving Prisa include the one that “Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature” on page 33. Such risk factor explains that “Prisa’s principal lines of business, specifically, its press, radio, education, audiovisual, digital, media distribution, advertising and publishing operations, are conducted in mature industry segments typified by moderate growth rates (or, in some cases, declining demand)....” Please provide the board’s considerations in making its fairness determination, based in part on Prisa’s growth potential when its principal lines of business are typified by moderate growth rates or declining demand.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 74 to provide the board’s considerations in making its fairness determination, based in part on Prisa’s growth potential when its principal lines of business are typified by moderate growth rates or declining demand.
Prisa’s Reasons for the Business Combination, page 61
41.	Please revise to disclose that the discussion includes all material factors considered by Prisa’s board.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 75 to reflect that the discussion includes all material factors considered by Prisa’s board.
The Business Combination Agreement, page 67
42.	General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please remove the second paragraph in your disclaimer at the beginning of this section, the disclaimer on page 71, and any other disclaimer relating to the topic from your proxy statement/prospectus.

Response: Prisa and Liberty respectfully acknowledge the Staff’s comment and in response have modified the disclosure located on page 81 and deleted the disclaimer located on page 89. The revisions to the disclosure on page 81 are intended to remove any implication that the Amended and Restated Business Combination Agreement or the representations and warranties contained in the agreement do not constitute public disclosure under the federal securities laws or that they may not be relied upon by investors. Prisa and Liberty

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

respectfully advise the Staff that they believe that the disclosure included on page 81 is appropriate to provide necessary context to the statements in the Amended and Restated Business Combination Agreement, specifically to avoid the potential that those statements are misleading as they were not intended to change or supplement the disclosure in Prisa’s or Liberty’s filings with the SEC, but rather were intended to govern contractual rights and relationships and to allocate risks between the parties to the agreement.

Further, Prisa and Liberty supplementally advise the Staff that they are aware that the referenced disclosure does not alter their respective obligations under applicable securities laws and that they have carefully considered whether any additional specific disclosures of material information regarding provisions of the Amended and Restated Business Combination Agreement are required to meet those obligations.
The Reincorporation Merger of Liberty into Liberty Virginia, page 67
43.	Please revise to disclose the purpose of the reincorporation merger and why it is necessary or desired to effect the business combination.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 82 to disclose the purpose of the reincorporation merger and why it is necessary or desired to effect the business combination.
Exchange of Certificates, page 70
44.	Please revise to disclose the costs associated with the procedures outlined in this section.

Response: In response to the Staff’s comment, Prisa and Liberty respectfully advise the Staff that there will be no costs imposed by Prisa, Liberty or the Depositary for the Prisa ADSs on holders of Liberty shares associated with the procedures outlined in the section “Exchange of Certificates; Delivery of Consideration” at page 88, thus there are not additional costs to disclose other than as may be incidental to procuring indemnification in the form of a bond in the case of a lost or stolen certificate, or withholding of taxes, each as discussed in that section.
Unaudited Pro Forma Combined Financial Information, page 82
45.	Please revise your pro forma financial statements to reflect the effects of the sale of a minority interest in Santillana, as disclosed at page 80, and the use of the proceeds, including the preference dividend.

Response: We respectfully advise the Staff that Prisa has changed the unaudited pro forma combined financial information to reflect the Amended and Restated Business Combination Agreement. Additionally Prisa has included interim pro forma financial information required by Rule 3-01 of Regulation S-X. According to this rule, the unaudited pro forma combined financial information includes a balance sheet as of June

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

30, 2010 and statements of operations for the year ended December 31, 2009 and for the six months ended June 30, 2010. As on April 29, 2010 Prisa completed the sale of 25% of the share capital of Santillana to DLJSAP, the effect of this sale has already been included in the consolidated financial statements of Prisa for the six months ended June 30, 2010. In response to the Staff’s comment, Prisa has modified the pro forma statement of operations for the year ended December 31, 2009 to reflect the effects of the sale of 25% of the share capital of Santillana to DLJSAP Publishing Cooperatief U.A. Note 3 has been added to the pro forma combined financial statement of operations for the year ended December 31, 2009 on page 118 and disclosure located elsewhere where appropriate has been revised in response to the Staff’s comment.

46.	You disclose that the pro forma information assumes that no Prisa Class A ordinary shares are purchased in the rights offering. In the notes to the pro forma, disclose the impact on the balance sheet and earnings per share, if material, of the offering if all rights are exercised.

Response: We respectfully advise the Staff that under the Amended and Restated Business Combination Agreement, it is expected that Prisa will issue warrants to existing Prisa shareholders. Thus, in response to the Staff’s comment, disclosure regarding the impact of the warrants issuance on the balance sheet has been included in Note 8 to the pro forma combined balance sheet as of June 30, 2010, but the accounting effects have not been considered in the pro forma combined financial statements as the issuance would occur after the business combination with Liberty takes place. Prisa supplementally advises the Staff that the impact of the warrants issuance on earnings per share is reflected in the unaudited pro form combined per share financial information on pages 120 and 121 If the National Commission of Market Value (CNMV) requires Prisa to grant certain preemptive rights in favor of Prisa’s existing shareholders, the Amended and Restated Business Combination Agreement contemplates that Prisa may conduct a rights offer either in lieu the warrant issuance or in conjunction with an alternate Prisa warrant issuance, and the impact on the unaudited pro forma balance sheet under these circumstances is also discussed in Note 8 to the unaudited pro forma combined balance sheet as of June 30, 2010.
Pro forma Combined Statement of Operations, page 84
47.	Please delete the line item for loss from discontinued operations. The pro forma Information should present the impact of the transaction on results from continuing operations. Refer to the guidance in Rule 11-02(b)(5) of Regulation S-X. Also disclose historical and pro forma earnings per share from continuing operations on the face of the pro forma statement of operations.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Response: We advise the Staff that Prisa has changed the unaudited pro forma financial information to reflect the Amended and Restated Business Combination Agreement. Additionally, Prisa has included interim pro forma financial information required by Rule 3-01 of Regulation S-X. Prisa has deleted from the unaudited pro forma combined statement of operations the line item for loss after tax from discontinued operations. Additionally Prisa has disclosed the historical and pro forma earnings per share from continuing operations on the pro forma statements of operations, as requested, located on page 117 and elsewhere where appropriate in response to the Staff’s comment.
Notes to Unaudited Pro Forma Combined Financial Information, page 85
48.	You disclose in note 2 that the total amount of the capital increase of €964 million corresponds to the closing stock prices of a share of Liberty common stock and a Liberty warrant. You also disclose that the actual capital increase recorded will depend on the average closing stock price of Liberty common stock during the full three-month period ending prior to the closing date. This description of the transaction appears inconsistent with the disclosure of the accounting treatment at page 81 which indicates that the transaction will be accounted for similar to a capital infusion and the only significant assets of Liberty are cash and cash equivalents which are already recorded at fair value by Liberty. Please clarify how you will account for the transaction and address this apparent inconsistency in the document. Also tell us how you applied the guidance in IFRS 3 or other relevant authoritative guidance in determining the appropriate accounting treatment for the transaction.

Response:

Prisa has considered the total amount of the capital increase considering the stock prices of a share of Liberty common stock and a Liberty warrant according to Spanish law. The law establishes that in a non-monetary capital increase when the non-monetary contribution consists of stocks listed in official secondary markets, the company will value the total amount of the capital increase considering the average closing stock prices during the last full three-month period ending prior to the closing date.

Additionally, Prisa has considered IFRS guidance to determine the appropriate accounting treatment for the transaction, as follows:

Although Prisa meets the definition of a business, an acquisition of Prisa by Liberty would meet the definition of a business combination and would be in the scope of IFRS 3 (Revised) only if Liberty obtained control over Prisa’s business as per the definition of business combination in IFRS 3 (Revised).

In this regard, the agreement reached between Liberty and Prisa establishes that, following the completion of the business combination, Prisa’s bylaws will require a 75% supermajority shareholder vote and the Amended and Restated Business Combination

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Agreement includes a condition to closing for the benefit of Prisa to the effect that Prisa’s existing controlling shareholder group continue to hold at least 30% of the Prisa Class A ordinary shares on a fully diluted basis after giving effect to specified transactions part of, or related to, the business combination. Even though after the transaction the former Liberty stockholders and warrantholders may own more than 50% of the total Prisa Class A ordinary shares outstanding on a fully diluted basis, upon the consummation of the transaction no individual former stockholder of Liberty is expected to hold more than 11.7 % on a fully diluted basis giving effect to the conversion of all Prisa Class B convertible non-voting shares and the issuance and exercise of the Prisa warrants expected to be issued to existing Prisa shareholders. Also, Prisa and Liberty are not aware of any agreement among the existing Liberty shareholders nor between them and the investors who have entered into preferred stock purchase agreements with Liberty. As a result of the above, the terms of the proposed transaction provide for Prisa’s existing controlling shareholder group to continue its control of the company within the meaning of IFRS 3 (Revised). Because Liberty does not obtain control, the transaction cannot be viewed as a business combination from the perspective of IFRS 3 (Revised 2008).

Based on the above, Prisa believes that the transaction cannot be considered an acquisition of Prisa by Liberty.

Considering that the actual controlling shareholder group and the management of Prisa would have control of the combined entities post-transaction, and that Prisa obtains indirectly through its new subsidiary, Liberty Virginia, and directly upon the liquidation of Liberty Virginia, monetary assets from external individual investors that, in return, obtain non-controlling interests in the company, Prisa’s conclusion is that this transaction is in substance a capital increase rather than a business combination. That is, the transaction is a recapitalization, equivalent to the issuance of stock by Prisa for the net monetary assets of Liberty.

Prisa would like to note to the Staff that this accounting conclusion is consistent in theory with that in section 12100.1 of the SEC Division of Corporation Finance’s Financial Reporting Manual (see below), with the difference that the legal form of the Prisa-Liberty transaction does not result in the non-operating public shell company (Liberty) being the legal acquirer of the operating company (Prisa), but Prisa believes that both transactions are analogous in substance and therefore their accounting treatment would be similar.

“12100.1 The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

Prisa has clarified the disclosure in “Accounting Treatment” on page 103 and in “Unaudited Pro Forma Financial Information” on page 104.
Unaudited Pro Forma Combined Per Share Information, page 89
49.	We note that the line items pro forma profit for the year from continuing operations attributable to the Parent (€22,098), pro forma profit for the year attributable to the parent (€19,669), and profit from continuing operations attributable to the parent (€61M) do not agree to the pro forma income statement on page 84. Please revise the disclosure are tell us why no revision is required.
     Response: We respectfully advise the Staff that Prisa has changed the unaudited pro forma financial information to reflect the Amended and Restated Business Combination Agreement. Additionally Prisa has included interim pro forma financial information required by Rule 3-01 of Regulation S-X. In response to the Staff’s comment Prisa has included additional information related to unaudited pro forma combined per share information on page 120 to clarify that all figures agree to the pro forma statement of operations located on page 117. Please note that the amount of pro forma profit for the year ended December 31, 2009 has changed because of the effect of including the sale of a minority interest in Santillana in the pro forma adjustments.
Information About Prisa, page 101
Prisa’s Business, page 106
50.	We note the disclosure you present in the section labeled Important Information about GAAP and Non-GAAP Measures in the introduction to the proxy statement/prospectus. Please expand the disclosure of Adjusted EBITDA at page 106 to present the same information about the reasons you present these non-GAAP measures and how management uses them. We note that you have included reconciliations of Adjusted EBITDA to net profit calculated in accordance with IFRS in Annex L. However, you should include the reconciliations of each Adjusted EBITDA measure in this section, Prisa’s Business, to enable investors to understand these measures without referring to an Annex. Also make similar revisions to the presentation of Adjusted EBITDA at page 148 and elsewhere in the document.

Response: In response to the Staff’s comment, Prisa has expanded the disclosure located on page 141 to present information about the reasons Prisa presents Adjusted EBITDA and how management uses this measure and included in this same section a reconciliation of each Adjusted EBITDA measure to the IFRS measure profit from operations so that investors do not need to refer to an annex for the reconciliations. Prisa has also revised

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

the disclosure on page 194 and elsewhere in Amendment No. 1 where appropriate in response to the Staff’s comment.
Property, Plant, and Equipment, page 137
51.	We note that you entered into the sale and leaseback of three properties. Please tell us how you determined that the leases are operating leases under IAS 17.

Response: Prisa determined that the leases are operating leases as they do not transfer substantially all the risks and rewards incidental to ownership of the properties. Prisa considered the following indicators to arrive at this conclusion:
-	The ownership of the property is not transferred to a member of the Prisa Group at the end of the lease term for any of these three properties.

-	For each of these three properties, the lease term is not for the major part of the economic life of the asset. The lease terms range from 18 months to 15 years depending on the building. In this regard, Prisa’s corporate headquarters building is located in a well known commercial area in the centre of Madrid (Gran Vía, 32).

-	For each of these three properties, the present value of the minimum lease payments is below the fair value of the leased asset at the beginning of the contract. For example, the present value of the minimum lease payments for Prisa’s headquarters building is 71% below the building’s fair value at the beginning of the contract.

-	For each of these three properties, the lessee has the ability to continue the lease for a secondary period but at a market rent.
Accounting for Goodwill, Page 141
52.	Disclose how you identified the cash-generating units used for the annual impairment test of goodwill. You disclose that the four business lines identified at page 140 are primary cash generating units, but you also describe the testing of goodwill attributed to Media Capital and two additional cash-generating units arising in the acquisition of Sogecable in the audiovisual segment. In addition we note that you allocate goodwill to several entities which appear to be cash-generating units, as disclosed in Note 6 Goodwill at page F-33. Please revise your disclosure to identify the cash-generating units with significant goodwill used to test impairment.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on pages 185 and 186 and has added the additional disclosures noted below (the new text is underlined and eliminated text is struck through).

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

“Impairment tests”

At the end of each fiscal year, or whenever there are indications of impairment, Prisa tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

As defined in paragraph 6 of IAS 36, an asset’s cash-generating unit is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. As required by the Standard in identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets (or groups of assets), Prisa considers various factors including how management monitors the entity’s operations and businesses, individual locations, districts and how Prisa management makes decisions about continuing or disposing of the entity’s assets and operations.

The majority of the goodwill balance of Prisa corresponds to the ¨Audiovisual¨ operating segment and arose from the acquisitions of Sogecable and Media Capital. Sogecable comprises two different cash-generating units, Cuatro and Digital +, which have been grouped for goodwill impairment testing purposes since goodwill could not be allocated on a non-arbitrary basis to each individual cash-generating unit (please refer to paragraph 81 of IAS 36 Impairment of assets). The goodwill arising from the Media Capital acquisition has been substantially allocated to a single cash-generating unit, also in the ¨Audiovisual¨ operating segment.

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities or groups of entities, and that have been tested for impairment individually, or groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:
     - The ¨Radio¨ operating segment includes the following cash-generating units/entities: GLR Chile Ltda. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), Sistema Radiópolis, S.A. de C.V. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes) and Sociedad Española de Radiodifusión, S.L.(this entity has a number of subsidiaries that include Antena 3 de Radio S.A. and subsidiaries, Propulsora Montañesa S.A. and others cash-generating units that have been tested for impairment individually).
     - The ¨Education¨ operating segment includes the following cash-generating units/entities: Editora Moderna, Ltda. and Editora Objetiva, Ltda.
Sogecable and all of the cash-generating units each represent the lowest level within Prisa at which goodwill is monitored for internal management purposes. Please refer to page

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

F-33 of the financial statements for the amount of goodwill allocated to Sogecable and to each of the individual cash-generating units.

References in this document to a cash-generating unit to which goodwill is allocated also refer to a group of cash-generating units to which goodwill is allocated.

The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.¨

53.	We note that a significant amount of goodwill is allocated to Sogecable and Grupo Media Capital and you present a sensitivity analysis at page 142. For each cash-generating unit with significant goodwill in which fair value is not substantially in excess of the carrying value, we believe you should disclose the percentage by which the recoverable amount exceeded the carrying amount of the date of your most recent test. Alternatively, you may disclose that none of your cash-generating units with significant goodwill is at risk of impairment.

Response: According to Prisa’s estimates, the carrying values of these cash-generating units, including goodwill, are recoverable based on a value-in-use determination of their recoverable amount. The recoverable amount exceeded the carrying amount of Sogecable and Grupo Media Capital as of December 31, 2009 (the date of Prisa’s most recent test) by 31% and 21%, respectively.

Prisa’s estimates of the fair values of these cash-generating units under the current conditions are not substantially in excess of their respective carrying amounts, therefore, as suggested by the Staff, Prisa has revised the disclosure located on page 188 to provide the percentage by which the estimated recoverable amount exceeded the carrying amount, as follows (the new text is underlined):

“Sensitivity to changes in key assumptions¨

Sogecable

Whereas the estimated fair value of Sogecable under the current conditions is not substantially in excess of its carrying amount, the estimated recoverable amount of the two cash-generating units grouped for purposes of the impairment test of Sogecable (Cuatro and Digital +) exceeded their carrying amount, including goodwill, as of the date of Prisa’s most recent test, by 31%.

In order to determine the sensitivity of value in use to changes in the key assumptions, Prisa analyzed the impact of the following changes in the key assumptions:

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

•	increase of 1% in the discount rate;

•	decrease of 5% in the advertising share;

•	decrease of 5% in the ARPU; and

•	decrease of 5% in the number of subscribers.
The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Sogecable.

Media Capital

Whereas the estimated fair value of the Media Capital cash-generating unit under the current conditions is not substantially in excess of its carrying amount, the estimated recoverable amount of this cash generating unit exceeded its carrying amount, including goodwill, as of the date of Prisa’s most recent test, by 21%.

In order to determine the sensitivity of value in use to changes in the key assumptions, Prisa analyzed the impact of the following adverse changes in the key assumptions:
•	increase of 1% in the discount rate;

•	decrease of 1% in the projected growth rate from the fifth year onwards; and

•	decrease of 2% in the advertising share.
The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Media Capital.”

54.	Please expand the disclosure of the annual goodwill impairment test to describe how the amount of the goodwill impairment is calculated if the recoverable amount of the cash-generating unit is less than its carrying amount.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on pages 186 and 187 to include the additional disclosure noted below (the new text is underlined and eliminated text is struck through) regarding how the amount of goodwill impairment is calculated if the recoverable amount of a cash-generating units or a group of cash-generating units is less than its carrying amount.

¨In order to calculate the present value of the estimated cash flows, they are discounted at a pre-tax rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. For the 2009 period, the rates used ranged from 7.0% to 8.8%, depending on the business being analyzed.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

If the recoverable amount of a cash-generating unit (group of cash-generating units) is less than its carrying amount, the carrying amount of the cash-generating unit (group of cash-generating units) will be reduced to its recoverable amount. That reduction is an impairment loss.

No significant impairment losses have been recorded in the financial statements of Prisa for the three-year period ended December, 31, 2009. Should any impairment loss arise for a cash-generating unit (group of cash-generating units) in future periods, the loss will first reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of cash-generating units), and any loss in excess of goodwill would be allocated to the other assets of the cash-generating unit (group of cash-generating units) pro rata on the basis of the carrying amount of each asset in the cash-generating unit (group of cash-generating units).
Inventories, page 144
55.	Disclose how you calculate net realizable value for each type of inventory that is material to your financial statements. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating net realizable value.

Response: Prisa respectfully advises the Staff that, although inventory is not a material item in Prisa’s financial statements, in response to the Staff’s comment, Prisa has revised the disclosure located on page 191 to indicate that regarding audiovisual rights, if the broadcasting rights have expired or Prisa considers the broadcasting with respect to that right unlikely, 100% of the cost of inventories is registered as expenditure. Prisa’s content and programming management establishes the programming strategy according to the audience and target objectives. The financial management team periodically reviews Prisa’s inventory of broadcasting rights and together with the content and programming management decide if the broadcasting with respect to any right is unlikely in order to determine any necessary write down.

Regarding books inventories, Prisa records a write-down when it determines there are market/selling problems according to the following rules:
•	Discontinued books: the whole cost is provisioned when the book is discontinued.

•	Current catalogue: the most significant item is the stock of textbooks. Prisa estimates future copy sales considering the net sales for the year and the remaining useful life of the book, and any amount exceeding these estimates is registered as expenditure. The average useful life of textbooks is three years.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Revenue and Expense Recognition, page 145
56.	Disclose the nature of “intermediate services” referred to in your discussion of revenue recognition policies.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 192 to include the note below (the new text is underlined):

“The revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.”
Operating and financial review, page 148
57.	Discuss the changes in the income tax provisions for each period presented. The discussion should address significant items that impacted the effective tax rate, such as the consolidation adjustment disclosed in Note 21 Tax Matters at page F-67.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 202 to detail that the income tax provisions for 2007, 2008 and 2009 amounted to an expense of €26.9 million, €90.4 million and €63.0 million, respectively, and to include the following disclosure:

In 2007, the effective tax rate was most significantly impacted by the export tax credit related to the acquisition of Media Capital, amounting to €36.6 million.

In 2009, the effective tax rate was impacted by the tax treatment of Sogecable’s provision (which impacted the income tax provision with a €12.1 million loss). The tax expense related to the reversal of the provision in Sogecable was not eliminated on a consolidated basis as the provision was recorded prior to the inclusion of Sogecable in the tax consolidated Group.
Revenue from subscribers, page 149
58.	Disclose the reasons for the decrease in the number of Digital+ subscribers during 2009.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page 195 to detail that the decrease of Digital + subscribers in 2009 was due to various factors: (i) the strong competition in the sector, where Digital +, which is a Direct-to-

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Home television Service, competes with cable and ADSL operators, which offer triple play services; (ii) the economic downturn in Spain also affected pay television subscriptions, although they are generally more immune to economic cycles than Prisa’s other source of revenue; and (iii) the confusion in the market with regards to the broadcasting of soccer matches through Digital+ created as a result of the legal dispute between AVS and Mediapro regarding Spanish League Soccer Broadcast Rights. AVS is an indirect subsidiary of Prisa, and was the former and still is the current owner of the rights, as it has been declared by a recent judgment. This dispute is described in “Legal Proceedings- Proceedings between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights”.
Sensitivity Analysis, page 150
59.	It is unclear from introductory paragraph to the sensitivity analysis how you arrived at the changes to the adjustment in Note 1 to the pro forma information. Please include a more detailed note to the sensitivity analysis showing the changes and how you calculated the adjustment.

Response: We respectfully advise the Staff that Prisa has changed the unaudited pro forma financial information to reflect the Amended and Restated Business Combination Agreement. Additionally, Prisa has included interim pro forma financial information required by Rule 3-01 of Regulation S-K. In response to the Staff’s comment, Prisa has revised the disclosure located on page 122. A new note has been included in the Sensitivity Analysis in order to clarify the introductory paragraph and to disclose the changes to the adjustment in Note 1 to the pro forma information.
Liquidity Risk, page 158
60.	Please revise this section to reflect the most current information available and the company’s restructuring efforts since December 31, 2009.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on pages 207 and 208 to detail the following:

	Thousands of	Floating
Maturity	Euros	Euribor Rates
Within 3 months(1)	2,044,273	0.5%
From 3 to 6 months	202,214	0.6%
From 6 to 9 months	18,379	0.9%
From 9 to 12 months	342,922	1.3%
From 1 to 2 years	934,204	2.0%
From 2 to 3 years	483,981	2.5%
After 3 years	962,984	3.2%

Total	4,988,957

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

(1)	Under the terms of the refinancing master agreement which was effective as of April 19, 2010, the bridge loan payment reflected in the table as due on March 31, 2010 was to be due on July 30, 2010. As of 29 July, 2010 Prisa has obtained a bank extension for the maturity of the bridge loan until November 30, 2010. This maturity will, however, automatically be extended to May 19, 2013 upon the satisfaction of the conditions to the second extension contained in the refinancing master agreement, as discussed in “— Refinancing Master Agreement” below.
The table below details the liquidity requirements for Prisa as of June 30, 2010, pursuant to its loan agreements:

		Floating
	Thousands of	Euribor
Maturity	Euros	Rates
Within 3 months(1)(2)	1,861,871	0.5%
From 3 to 6 months	298,226	1.0%
From 6 to 9 months	70,738	1.1%
From 9 to 12 months	303,863	1.2
From 1 to 2 years	813,728	1.3%
From 2 to 3 years	1,325,688	1.8%
After 3 years	279	2.2%

Total	4,674,393

(1)	As of 29 July, 2010 Prisa has obtained a bank extension for the maturity of the bridge loan until November 30, 2010.

(2)	The liquidity requirements in June, 2010 reflect the €217.4 million decrease in the debt situation as a consequence of the sale of a 25% stake in Santillana.
Information About Liberty, page 206
General, page 206
61.	Please revise this section to discuss the co-investment obligation and transfer restrictions disclosed in your IPO prospectus.

Response: In response to the Staff’s comment, Liberty has revised the disclosure located on page 256 to discuss the co-investment obligation and transfer restrictions disclosed in its IPO prospectus.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

Financial Statements
k) Revenue and expense recognition, page F-27
62.	Disclose the method you use to calculate the percentage of completion of audiovisual production agreements for recognizing revenue in the income statement. Also expand the disclosure in your critical accounting policies section at page 145 to describe the method used and the significant assumptions and uncertainties involved.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on pages 191 to 192 and F-27 to detail the following (the new text is underlined):

The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion of the contract activity at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the proportion of contract costs incurred for work performed to date over the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the changed estimates are used in the determination of the amount of revenue and expenses recognized in income in the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.
(9) Investments Accounted For Using The Equity Method, page F-44
63.	We note that you have included the audited financial statements for Dedalo Grupo Grafico, S.L. and Subsidiaries for the fiscal year ending 2008 under Rule 3-09 of Regulation S-X. Tell us how you calculated the significance tests under S-X 1-02(w) for the fiscal year ending December 31, 2009. In this regard we note that you recorded a loss on the share of results in the amount of €21M.

Response: Prisa supplementally advises the Staff that the significance test performed under Rule 3-09 relating to Prisa’s investment in Dedalo is as follows:

(In thousand of euros)	2009
Investment test
Investments in Dedalo	40,159
Consolidated total assets of Prisa	8,193,052
Investment in Dedalo as a percentage of total assets of Prisa	0.5%
Income test
Income (loss) attributable from Dedalo	(21,751)
Income from continuing operations of Prisa (*)	200,169
Income attributable from Dedalo as a percentage of total pretax income of Prisa	10.9%

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

(*)	The calculation uses average of the last 5 years of income from continuing operations for Prisa, since the 2009 income decreased by more than 10% compared to the average of the previous 5 years (Rule S-X 1-02(w)).
Provided below is a reconciliation of income from continuing operations used in the above calculation:

			Income	Income from
			attributable	continuing
	Income	Net income	to minority	operations	Add/back for
(In	from	attributable	interest	before tax	Dedalo losses;	Income for
thousands	continuing	to minority	adjusted for	excluding	provisions and	Prisa as
of euros)	operations	interest	tax effect	minority interest	impairments	adjusted
2009	130,299	14,346	22,081	108,218	(21,751)	129,969
2008	292,181	43,404	65,239	226,942	(98,897)	325,840
2007	289,000	70,108	106,089	182,911	(33,496)	216,407
2006	166,419	1,418	7,715	158,704	(9,004)	167,708
2005	166,280	6,691	11,687	154,593	(6,329)	160,922
5 year average of income for Prisa as adjusted used for the income test						200,169
The table presents:
•	Income from continuing operations as presented in Prisa’s IFRS financial statements.

•	The adjustment required to exclude income from minority interests (S-X Rule 1-02 (w)(3)) that are included in income from continuing operations as presented in Prisa’s financial statements. Net income from minority interest was obtained from the respective financial statements. Since income from minority interest is presented net in the financial statements, the tax effect was estimated based on the tax rate in effect to calculate a reasonable gross amount. In determining the gross-up, Prisa identified separately the income or loss from minority interests for each entity consolidated and calculated the effect of the respective tax expense or benefit.

•	Income before tax excluding minority interest for each year is adjusted to add back the loss recorded for the Dedalo investment. Additionally Prisa considered that the numerator of the equity investment should be adjusted for losses/ provisions/ impairments that Prisa records and that are not recorded in Dedalo since these expenses should be reflected in the equity method investment income for purposes of the calculation. These impairments/provisions are included in Prisa’s consolidated income used in the denominator, and they also should be added back to eliminate the effect in Prisa’s income for purposes of the test.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

•	Income for Prisa as adjusted is then averaged for the last 5 years (2005-2009) and that is the amount used in the income test as presented above.
(14) Long-term provisions, page F-56
64.	Disclose whether you record the provision for third-party liability on a discounted basis as indicated in accounting policy for long-term provisions at page F-26. You disclose that it is “not possible to determine a reasonable payment schedule”. If you record these liabilities at a present value amount, tell us how you estimate the amount and timing of cash flows you will pay at settlement. Also consider providing additional disclosure in Critical Accounting Policies at page 139, if changes in your estimates could have a material impact on the financial statements.

Response: The “Provisions for third-party liability and others” that the Group recorded on December 31, 2009, are of the following nature:
•	Provisions of the net negative value of companies accounted for by the equity method, amounting to €35 million and constituting 48% of the provision for third-party liability, cannot be discounted given their nature. Prisa will clarify in future issuances of financial statements that this provision has not been recorded on a discounted basis.

•	Provisions for litigations and claims in process against the Group companies. As explained in Note 14, page F-56, it is not possible to determine a reasonable payment schedule for the liabilities for litigations and claims, so they have not been discounted, and in any case the effect of discounting the provision would not be material. Therefore, Prisa believes that additional disclosure for this item would not be meaningful, although Prisa will clarify in future issuances of financial statements that this provision has not been recorded on a discounted basis.
(17) Operating Expenses
Changes in allowances, write-downs and provisions, page F-61
65.	Please disclose what the line item “Change in operating allowances” represents.

Response: In response to the Staff’s comment, Prisa has revised the disclosure located on page F-61 to replace “Change in operating allowances” for “Provisions for bad debts” as it represents the estimate of the expense the Group incurs as a consequence of doubtful collection accounts.

Larry Spirgel
U.S. Securities and Exchange Commission
August 19, 2010

(21) Tax Matters, page F-67
66.	Disclose the nature of the “consolidation adjustment” included in the reconciliation of accounting profit to taxable profit at page F-68.

Response: Prisa advises the Staff that the “consolidation adjustments” mainly refer to intercompany provisions and dividends and the results of companies accounted for using the equity method, which did not impact the determination of the income tax.

Notwithstanding the aforementioned, Prisa will keep this in mind for the preparation of the Annual Financial Statements for 2010 in order to clarify the point raised by the Staff’s comment.
*    *    *
     If you have any questions, please do not hesitate to contact me, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or my colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax).
Sincerely,
/s/ Adam O. Emmerich
Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

cc:	Juan Luis Cebrián Iñigo Dago Elorza Jared Bluestein Alan I. Annex